
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 8, 2011

Mr. Chunfeng Tao
Chief Executive Officer
Keyuan Petrochemicals, Inc.
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re: Item 4.02 Form 8-K**
> **Filed: April 1, 2011**
> **File No. 1-34834**

Dear Mr. Tao:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please tell us and file an amended Form 8-K to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

   - the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;

   - a brief description of the facts underlying the conclusion to the extent known to you at the time of filing. Please also briefly describe the specific errors that resulted in the non-reliance; and

   - a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

Terence O'Brien
Accounting Branch Chief